Exhibit 99.1

Contact:
Ellen Corliss
 Corporate Communications
& Investor Relations
(919) 855-2112

Oxygen Biotherapeutics Reports First Quarter FY2012 Financial Results and Announces Conference Call and Webcast for Shareholders

MORRISVILLE, NC, September 19, 2011 — Oxygen Biotherapeutics, Inc. (NASDAQ and SIX Swiss Exchange: OXBT), a development stage biomedical company focused on developing oxygen-rich intravenous and topical products, today announced results for the fiscal year (FY) 2012 first quarter ended July 31, 2011. The company also announced that the company will host a conference call regarding these results on Tuesday, September 20, 2011 at 10:30 AM EDT. (see conference call access details below)

Company Highlights

-	Raised approximately $4.9 million in a private placement of unregistered convertible notes and warrants
-	Received approval by the Drug Controller General of India to conduct our traumatic brain injury Phase IIb trials known as STOP-TBI at clinical sites in India
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Signed a Letter of Intent to conduct preclinical research for imaging and therapeutic intervention of acute ischemic stroke. The research will be conducted by Aurum Biosciences using our proprietary Oxycyte® PFC (perfluorocarbon) emulsion in combination with Aurum's proprietary Glasgow Oxygen Level Dependent (GOLD) Magnetic Resonance Imaging techniques

Financial Results
Oxygen Biotherapeutics reported a net loss of approximately $2.8 million, or $0.12 per share, for the three months ended July 31, 2011, compared to a net loss of approximately $3 million, or $0.13 per share for the same period in the prior fiscal year. The decrease in net loss over the same period last year was primarily due to a decrease in Oxycyte development costs, clinical trial costs, and overall administrative expenses which were offset by an increase in costs associated with marketing and selling our cosmetic products.

Revenue for the quarter ended July 31, 2011 increased to $59,477 compared to $6,900 in the same quarter in 2010 due to the addition of our DERMACYTE Concentrate and Eye Cream products, increased sales from our internal sales force, and shipments to our distributor in Mexico.

Gross profit as a percent of revenue was 42% and 74% for the three months ended July 31, 2011 and 2010, respectively. The decrease primarily was due to changes in the product mix resulting from the addition of DERMACYTE Concentrate and Eye Serum and sales through distribution channels in the three months ended July 31, 2011.

Marketing and sales expenses increased to approximately $230,000 for the quarter ended July 31, 2011 compared to $105,076 for the same period in 2010. This increase was driven primarily by costs incurred for compensation and direct advertising.
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General and administrative expenses decreased 12% to $1.5 million from $1.8 million for the periods ended July 31, 2011 and 2010, respectively.  This decrease was driven primarily by a reduction in compensation costs, travel expenses, and amortization of intangible assets.  The decrease was partially offset by an increase in accounting and legal fees.

Research and development expenses decreased 43% to nearly $652,000 during the period ended July 31, 2011 compared to over $1.1 million during the same period in 2010. The decrease was due to a reduction in Oxycyte development costs and contract research organization costs, partially offset by an increase in compensation and consulting costs.

As of July 31, 2011, the company had cash and cash equivalents totaling approximately $4 million, up from $951,944 at April 30, 2011. This was due primarily to a financing that closed at the end of June 2011.  Subsequent to the end of the first quarter, the company received over $600,000 from the exercise of certain outstanding warrants on August 2, 2011.

Management Changes
On August 24, 2011, the Board of Directors announced that Rene Eckert, a director on our Board since October 2009, was named interim Chairman of the Board, and Chief Financial Officer Michael B. Jebsen was named interim Chief Executive Officer.  They fill the positions vacated by Chris J. Stern who was dismissed with cause on the same day.  Due to the circumstances surrounding his dismissal, Mr. Stern was not paid any severance in connection with the termination of his employment or his departure from the Board.

As previously disclosed, our Audit Committee, which is composed of independent directors, conducted an investigation into the conduct of Mr. Stern resulting in his dismissal.  The focus of the Audit Committee’s investigation primarily concerned the accuracy of the credentials set forth in Mr. Stern’s biography and the circumstances surrounding certain transactions occurring prior to 2009. This investigation has concluded and a report of the Audit Committee’s findings can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Audit Committee Investigation included in our Form 10-Q filed today with the U.S. Securities and Exchange Commission (SEC).

In light of the conduct discovered by the Audit Committee, the company has informed the staff of the SEC and representatives of NASDAQ of the Audit Committee’s findings.

“The company’s transition, while difficult, is not insurmountable.  We have already engaged a firm to conduct a nationwide executive search for a leader with the expertise necessary to move our products through the regulatory process.  Meanwhile, our dedicated employees are focused on the day-to-day operations to progress our preclinical studies with the Army, Navy and Hackensack University Medical Center, and our TBI clinical trials. I wish to express my deep appreciation to our employees who are working diligently to execute our daily operations as we work through the issues surrounding this abrupt management change,” said Mr. Eckert.

Added Mr. Jebsen:  “I am pleased to say that our internal controls were instrumental in this entire process.  Although we believe they were sufficient as of the end of the first quarter, we are strengthening them further by adopting new measures with respect to background checks, related-party transactions, and revising our Code of Ethics to explicitly state that providing false or misleading information in response to a corporate investigation is a violation of the Code subject to discipline.   As interim CEO I will work with management and the Board to clarify our top priorities, reduce costs and aid in the selection of a new chief executive officer. We have very promising technology that has resulted in high potential product candidates that can address a variety of medical conditions. In the coming months, you can expect us to focus on the areas that we believe demonstrate the highest technical and commercial potential.”

Conference Call Dial-In, Webcast Information
Management will host a conference call on Tuesday, September 20 at 10:30 a.m. EDT.  To access the live teleconference, dial (866)770-7120 (U.S. and Canada), or (617) 213-8065 (international), and enter the passcode 78227206.  It will also be available via live webcast in the Investor section on our website www.oxybiomed.com. A replay of the webcast will be available on the Oxygen Biotherapeutics website or by phone for a limited time.  To access the replay by phone, call (888) 286-8010 (U.S. and Canada) or (617) 801-6888 (international) for a limited time. The passcode for the replay is 43757071.

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General Annual Meeting of Shareholders
All shareholders of record as of August 19, 2011, are invited to attend the company’s General Annual Meeting of Shareholders on Friday, September 30, 2011. It will be held at the Hotel Sierra in Morrisville, NC at 9 AM EDT. Photo identification is required to attend. Shareholders of record can cast their votes by phone, on line, by fax or in person as per the instructions on your proxy card. If you need additional information, or a copy of your proxy, please make your request to Investor Relations at e.corliss@oxybiomed.com.

Financial Tables Follow

OXYGEN BIOTHERAPEUTICS, INC.
(a development stage enterprise)
CONDENSED BALANCE SHEETS
(unaudited)

	July 31, 2011 (unaudited)	April 30, 2011
ASSETS
Current assets
Cash and cash equivalents	$3,998,147	$951,944
Accounts receivable	28,119	138,867
Inventory	205,486	257,382
Prepaid expenses	139,304	275,876
Other current assets	129,740	8,142
Total current assets	4,500,796	1,632,211
Property and equipment, net	392,116	442,586
Debt Issuance costs, net	375,121	-
Intangible assets, net	746,033	699,651
Other assets	161,512	147,608
Total assets	$6,175,578	$2,922,356
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,058,604	$889,376
Accrued liabilities	1,191,690	1,250,573
Current portion of notes payable, net	16,299	43,295
Total current liabilities	2,266,593	2,183,244
Long-term portion of notes payable, net	5,526,991	4,463,635
Total liabilities	7,793,584	6,646,879
Stockholders' deficit
Preferred stock, undesignated, authorized 10,000,000 shares; none issued or outstanding	--	--
Common stock, par value $.0001 per share; authorized 400,000,000 shares; issued and outstanding 23,400,085 and 23,393,307, respectively	2,340	2,339
Additional paid-in capital	93,164,836	88,189,012
Deficit accumulated during the development stage	(94,785,182)	(91,915,874)
Total stockholders’ deficit	(1,618,006)	(3,724,523)
Total liabilities and stockholders' equity	$6,175,578	$2,922,356

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OXYGEN BIOTHERAPEUTICS, INC.
(a development stage enterprise)
CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended July 31,
	2011	2010
	(Unaudited)	(Unaudited)
Revenue	$59,477	$6,900
Cost of sales	34,604	1,790
Net revenue	24,873	5,110
Operating Expenses
Selling, general, and administrative	1,800,989	1,883,068
Research and development	651,961	1,145,243
Total operating expenses	2,452,950	3,028,311

Interest expense	435,798	1,206
Other expense (income)	5,433	(22,107)
Net loss	$2,869,308	$3,002,300
Net loss per share, basic	$(0.12)	$(0.13)

Weighted average number of common shares outstanding, basic	23,395,565	23,215,708
Net loss per share, diluted	$(0.33)	$(0.13)
Weighted average number of common shares outstanding, diluted	24,143,997	23,215,708

About Oxygen Biotherapeutics, Inc.
Headquartered in Morrisville, NC, Oxygen Biotherapeutics, Inc. is developing medical and cosmetic products that efficiently deliver oxygen to tissues in the body. The company has developed a proprietary perfluorocarbon (PFC) therapeutic oxygen carrier product called Oxycyte® that is being formulated for both intravenous and topical delivery. The company has commercialized its DERMACYTE® line of oxygen-rich skin care products. In addition, the company is focused on perfluorocarbon-based oxygen carriers for use in traumatic brain injury, decompression sickness, personal care, and topical wound healing.  More information is available at www.oxybiomed.com  or www.DermacyteUS.com.

Caution Regarding Forward-Looking Statements
This news release contains certain forward-looking statements by the company that involve risks and uncertainties and reflect the company’s judgment as of the date of this release. These statements include the management transition, and expansion of research and development of the Oxycyte and DERMACYTE product lines, including the timing of the introduction of these new products. The forward-looking statements are subject to a number of risks and uncertainties including matters beyond the company’s control that could lead to delays in new product introductions and customer acceptance of these new products, and other risks and uncertainties as described in our filings with the Securities and Exchange Commission, including in the current Form 10-Q filed on September 19, 2011, and our annual report on Form 10-K filed on July 15, 2011, as well as other filings with the SEC. The company disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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